Ex 99.1

Qutoutiao Inc. to Hold 2020 Annual General Meeting on December 2, 2020

SHANGHAI, November 18, 2020 -- Qutoutiao Inc. (“Qutoutiao” or the “Company”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced that it will hold its 2020 annual general meeting of shareholders (the “AGM”) at 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Shanghai, China at 10:00 a.m. Beijing time on December 2, 2020.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company's American depositary shares ("ADSs") to discuss Company affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders and ADS holders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on November 20, 2020 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders and ADS holders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to receive notice of and attend the AGM or any adjournment or postponement thereof in person. ADS holders of the Company are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.qutoutiao.net or from the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net